Exhibit 99.1

IM CANNABIS CORP.

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Toll Free Canada and US 1-800-564-6253 International 1-514-982-7555

TOTAL SHARES

IM CANNABIS CORP. - LETTER OF TRANSMITTAL

TO: Computershare Investor Services Inc.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares (“Common Shares”) of IM CANNABIS CORP. (“IM Cannabis”) which Common Shares are represented by the certificate(s) described below and delivered herewith and the undersigned has good title to the Common Shares represented by the said certificate(s) or a Direct Registration (“DRS”) free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Common Shares.

The below-listed Common Shares are hereby surrendered in exchange for Common Shares representing consolidated Common Shares of IM Cannabis on the basis of ten (10) old Common Shares of IM Cannabis for one (1) post-consolidated Common Share of IM Cannabis. IM Cannabis will not issue any fractional Common Shares as a result of the consolidation. Instead, all fractional Common Shares equal to or greater to one-half resulting from the consolidation will be rounded to the next whole number, otherwise, the fractional share will be cancelled.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a DRS advice for IM Cannabis to which the undersigned is entitled as indicated below and to mail such advice to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by IM Cannabis. In the event that a DRS advice is not available, an IM Cannabis stock certificate will be issued and mailed to the address indicated below.

Lost Certificates: If you cannot locate some or all of your certificates, read and complete Box A - Lost Certificate(s) on the back of this form and mark the boxes below with an X corresponding to the certificate numbers you cannot locate.

Lost	Certificate Number	Shares	Lost	Certificate Number	Shares	Totals	Shares

☐			☐			Total Certificated Shares

☐			☐			Total Uncertificated Shares

☐			☐			Total Shares

2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form.
All registered holders MUST sign exactly as the name is printed above.

Signature of Registered Owner or Authorized Representative	Signature of Registered Owner or Authorized Representative	Daytime Phone number (__) - _____________

Signing Capacity _____________________	Signing Capacity _____________________
MM / DD / YY
Date

Instructions for completing the Letter of Transmittal

1.	Use of Letter of Transmittal

a.
Each shareholder holding share certificates or DRS of IM Cannabis must send or deliver this Letter of Transmittal duly completed and signed together with the share certificates or DRS described herein to Computershare Investor Services Inc. (“Computershare”) at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

b.	Shares registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.
c.
Shares not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an «Eligible Institution» or in some other manner satisfactory to Computershare. An «Eligible Institution» means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

d.
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

e.	IM Cannabis reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.
2.	Lost Share Certificates

If a share certificate has been lost or destroyed, shareholders may complete Box A below (only valid until 01-Mar-23) and replace their certificate(s) under Computershare’s blanket bond with Aviva Canada. Shareholders with replacement requests in excess of $200,000.00, or shareholders who wish to replace their certificates outside of Computershare’s blanket bond program must sign and complete this Letter of Transmittal and forward to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.
3.	Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office location listed below. Any questions should be directed to Computershare at 1-800-564-6253 between the hours of 8:30 a.m. - 8:00 p.m. E.S.T, or by e-mail to corporateactions@computershare.com.

BOX A - LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

Number of lost Company Shares ____________________ X CAD $0.01800 = Premium Payable $ ____________________

The option to replace your certificate by completing this Box A will expire on 01-Mar-23. After this date, shareholders must contact Computershare for alternative replacement options. Note: Payment NOT required if premium is less than $5.00

I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES:
The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s). The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless IM Cannabis Corp., Computershare, Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.01800 per lost IM Cannabis share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

Enclose all certificates in the envelope provided and send it with the completed form to Computershare, or for any questions contact Computershare.

By Mail:	PO Box 7023 31 Adelaide Street East Toronto, ON M5C 2K4 Attn: Corporate Actions	By Registered Mail, Hand or Courier	100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions

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